# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cumulus Media Inc., CIK 0001058623
CUSIP: 231082801
Title of class of securities: Class A Common Stock, $0.0000001 par value per share
Address of issuer's principal executive offices: 780 Johnson Ferry Road NE, Suite 500, Atlanta, Georgia (GA), 30342
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-018108
Filed by CIK 0001801142

## Reporting persons
- Seaport Global Asset Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 311,271; shared voting power 0; sole dispositive power 311,271; shared dispositive power 0; aggregate amount beneficially owned 311,271 (1.8% of the class)

## Item 1. Issuer
Name of issuer: Cumulus Media Inc.
Address of issuer's principal executive offices: 780 Johnson Ferry Road NE, Suite 500, Atlanta, GA 30342

## Item 2. Person Filing
Name of person filing: Seaport Global Asset Management LLC ("Seaport")
Address of principal business office or, if none, residence:
360 Madison Avenue, 23rd Floor
New York, NY 10017
Citizenship: Seaport - New York, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, Seaport beneficially owned 311,271 shares of Class A Common Stock, $0.0000001 par value per share (the "Class A Common Stock") of Cumulus Media Inc. (the "Issuer"), which is 1.8% of the Issuer's outstanding Class A Common Stock. Shares of Class A Common Stock reported herein represent shares held by investment advisory clients of and trusts managed by of Seaport. The percentage herein is calculated based upon 17,128,043 shares of Class A Common Stock issued and outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
Percent of class: Seaport - 1.8%
Sole power to vote or to direct the vote: Seaport - 311,271
Shared power to vote or to direct the vote: Seaport - 0
Sole power to dispose or to direct the disposition: Seaport - 311,271
Shared power to dispose or to direct the disposition: Seaport - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Seaport Global Asset Management LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (10/02/2025)